Exhibit 99.5

HudBay Minerals Inc. 25 York Street Suite 800 Toronto ON M5J 2V5 Canada Tel 416362-8181 Fax 416362-7844 hudbayminerals.com

News release

TSX, NYSE – HBM

2011 No. 38

HudBay Minerals Releases Third Quarter 2011 Results

Strong Production Results as Company Still on Track to Meet

2011 Guidance

Highlights

•	Strong third quarter production and cost results as full year mine performance still on target

•	Operating cash flow before changes in non-cash working capital* grew to $58.3 million in the third quarter of 2011 from $25.6 million in the same period last year

•	Lalor development proceeding well with the ventilation shaft now sunk to the 190 metre level and the planned 3,200 metre access ramp currently advanced to 2,900 metres

•	Applications submitted for key development permits for the Reed copper deposit

•

Exploration drilling at Constancia’s high-grade Pampacancha deposit continues to demonstrate the continuity of the deposit. A resource estimate on Pamapcancha is expected by Q1 2012. Front end engineering and design well advanced with long lead orders commencing

Toronto, Ontario – November 2, 2011 – HudBay Minerals Inc. (“HudBay”, the “company” ) (TSX:HBM) (NYSE:HBM) today released its third quarter 2011 financial results. The company reported a net loss of $41.1 million, or $0.23 per share, in the third quarter of 2011, compared to a loss of $0.01 per share in the third quarter of 2010. Operating cash flow before changes in non-cash working capital* more than doubled to $58.3 million, or $0.34 per share, in the third quarter of 2011 from $25.6 million, or $0.17 per share, in 2010 mainly as a result of higher sales volumes and higher prices received for copper and gold.

HudBay Minerals Inc. 25 York Street Suite 800 Toronto ON M5J 2V5 Canada Tel 416362-8181 Fax 416362-7844 hudbayminerals.com

Third quarter 2011 profit under IFRS was negatively affected by a number of non-cash, unusual charges, all of which are presented after-tax:

Impairment on the company’s investment in Zochem Inc.	$5.0 million ($0.03 per share)
Impairments on available-for-sale investments	$2.2 million ($0.01 per share)
Impairments on zinc inventory	$2.9 million ($0.02 per share)
Foreign currency translation and other loss on disposal of Fenix	$22.5 million ($0.13 per share)
Impact on deferred taxes of changes to Peruvian tax law	$19.0 million ($0.11 per share)
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	$7.9 million ($0.05 per share)

“Our operating mines delivered very strong performance during the third quarter of 2011. With the transportation bottleneck in Manitoba resolved, our sales volumes have increased significantly, resulting in strong cash flows,” said David Garofalo, HudBay’s president and chief executive officer. “We also continue to execute well on our production growth objectives as Lalor advances to first production by the middle of 2012 and Constancia project engineering, optimization and exploration are expected to lead to a formal project decision by the first quarter of 2012. In addition, the submission of permit applications for the Reed copper deposit and continued pre-feasibility work on Back Forty give HudBay incremental growth opportunities.”

Strong Revenue Growth Due to Higher Metals Prices and Sales Volumes

Revenues increased to $212.3 million in the third quarter of 2011 compared to $167.8 million in 2010. Revenue growth was driven by higher metal prices and sales volumes. Increased availability of railcars helped to substantially eliminate the stockpile of copper concentrate in Flin Flon that had previously accumulated. HudBay continues to expect copper concentrate sales to exceed production in the fourth quarter of 2011, resulting in the sale of most of the remaining excess inventory.

Due to the extraction of higher-value copper ore, copper and gold grades at 777 are anticipated to be higher than 2011 guidance, whereas 777 zinc grades are expected to be lower than 2011 guidance. The reduced 777 zinc grades are expected to be partially offset by higher zinc grades from Trout Lake, which are expected to average 3.4% for 2011 compared to previous guidance of 2.8%.

Co-product costs per unit sold in the third quarter of 2011 were $1.63 per pound of copper, $500 per ounce of gold and $0.94 per pound of zinc.* For the first nine months of 2011, co-product costs of copper decreased compared to the same period in 2010 mainly as a result of higher by-product credits from the sale of miscellaneous copper bearing material, while zinc co-product costs increased mainly as a result of reduced zinc oxide and other by-product credits.

HudBay continued to achieve good cost control at its operations, with operating costs per tonne at the 777 mine, the Flin Flon concentrator and zinc plant all expected to remain within the range of guidance for 2011 as set forth in HudBay’s press release dated December 13, 2010. Mining operating costs at the Trout Lake mine remain above comparable 2010 levels due to additional expensed development work associated with extending mine life. Trout Lake’s mine life is now expected to be extended to June 2012 from early 2012 as previously projected.

Strong Cash Flow Generation

Operating cash flow before changes in non-cash working capital* increased to $58.3 million, or $0.34 per share, in the third quarter of 2011 from $25.6 million, or $0.17 per share, in 2010 mainly as a result of higher sales volumes and higher prices received for copper and gold. Capital expenditures increased to $69.2 million due to the acceleration of construction at Lalor and commencement of pre-construction activities at Constancia, offset in part by reduced sustaining capital expenditures.

Cash and cash equivalents increased to $871.1 million at September 30, 2011 from $747.7 million at June 30, 2011. The increase in cash and cash equivalents during the third quarter 2011 was due mainly to proceeds realized on the sale of the Fenix project of US $140 million and operating cash flow of $78.5 million, only partly offset by capital investments of $69.2 million, strategic investments of $8.7 million and payment of dividends of $17.2 million.

Together with our unused credit lines, HudBay has available liquidity of approximately $1.1 billion and no debt. While the company believes that the Lalor and Constancia projects can be financed from existing resources and future cash flows, it expects to arrange additional debt financing at either the corporate or project level to maintain optimum financial flexibility.

Lalor Development and Site Construction Proceeding Well;

Ramp Nearing Completion and First Underground Drilling Expected in Q1 2012

The Lalor project has now gone over 693 days without a lost time accident. The company continues to make significant progress on the planned 3,200 metre access ramp at the Lalor project, having advanced close to 2,900 metres since the start of the project in December 2009. By the fourth quarter of 2011, the ramp is intended to extend to the 810 metre base of the ventilation shaft, which is now approximately 23% complete. By early 2012, diamond drilling from underground will commence for the first time at Lalor. Initial drilling will focus on delineating the first ore production and finalizing infrastructure development. Initial ore production up the ventilation shaft is expected by the middle of 2012.

Construction is progressing well on the main site with the water treatment plant building completed and electrical and mechanical installation ongoing. The main shaft collar presink has been completed and the sinking galloway for the main shaft sinking was put in place mid-October. The bin house steel, waste bunker and the hoist house are well advanced. Work over the next few months will be focused on the headframe steel erection and cladding. Detailed engineering around the design of the new concentrator is underway with procurement expected to commence early in 2012.

Two drills continued to operate near the Lalor project testing geophysical targets. These drills will continue to operate for the remainder of the year. The targets being tested are peripheral to the Lalor deposit and are part of a program exploring for new zones of mineralization.

Exploration Drilling Continues at the Constancia Project;

Hole PO-11-086 intercepted 49 metres with 1.83% copper and 0.95 g/t gold at Pampacancha

Two exploration drilling rigs continued at Pampacancha, south of previously reported Hole PO-11-072, which intersected two main intervals of mineralization, including 121.45 metres of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold and 87.50 metres of 0.46% copper, 2.30 g/t silver and 0.22 g/t gold. Assays from Hole PO-11-086 intercepted 49 metres with 1.83% copper and 0.95 g/t gold, which demonstrates the continuity of high grade copper and gold mineralization in the Pampacancha deposit. HudBay expects to announce a NI 43-101 mineral resource estimate at Pampacancha in early 2012.

In June and July of 2011 a Titan 24 IP/DC/MT survey was completed over the Constancia property on eight reconnaissance lines for a total of 38.4 kilometres. The survey was designed to test the response from Constancia to create a target template to be used elsewhere in the region. HudBay also used this system to test the limits of the company’s geophysical knowledge beyond the depth of investigation as the previous conventional survey methods were somewhat limited. Several targets have been identified near surface and at depth at the Chilloroya and Pampacancha prospects including one near Constancia. These targets are currently in the interpretation/planning stages. Drill testing of these targets will begin in 2012.

For additional detail on Pampacancha and the Constancia project generally, please refer to NI 43-101 technical report filed by HudBay Peru Inc. (formerly Norsemont Mining Inc.) entitled “Norsemont Mining Constancia Project Technical Report 21 February 2011”, available at www.sedar.com and the company’s press release dated June 14, 2011 entitled “HudBay Minerals Intersects 2.4% Copper Equivalent Over 120 Meters at Constancia’s Pampacancha Deposit.”

HudBay’s previously announced $116 million pre-construction program for Constancia is progressing well. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgical review, pit optimization study, geotechnical and condemnation drilling. Front End Engineering and Design are well advanced and orders for the grinding mills and other long-lead time items are expected to be completed during the fourth quarter. The new resource model on the main pit is also being incorporated into the new project economic model, which will form the basis of the formal project commitment recommendation to our Board of Directors, expected in the first quarter of 2012.

Reed Copper Deposit;

Permit Applications Submitted in Q3 2011

Pursuant to a joint venture with VMS Ventures Inc. (“VMS”), HudBay has a 70% interest in the Reed copper deposit, which is a high-grade near-surface copper deposit that could be accessed via a ramp with the ore trucked to HudBay’s Flin Flon concentrator.

Applications for key development permits for the Reed copper deposit were submitted to the Manitoba government in the third quarter. Approval of these permits could allow for early site development. A preliminary economic assessment study is expected to be completed in the fourth quarter.

Two exploration drills have been operating within three kilometres of the Reed copper deposit targeting regional geophysical anomalies. The drills also followed up on the intersection in Hole RLE006, which intersected 7.18 metres of 7.44% copper. These results included 3.95 metres of 9.31% copper, 1.87% zinc, 3.59 g/t gold and 35.53 g/t silver from Hole RLE021 and 4.15 metres of 2.16% copper, 0.18% zinc, 0.71 g/t gold and 8.01 g/t silver from Hole RLE022. Drilling will be shut down during October but will resume drilling once winter conditions allow access to the area.

Key Financial Results

($000s except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Revenue	212,335	167,778	636,503	596,425
Profit before tax	37,473	22,416	139,212	82,075
(Loss) profit from continuing operations	(16,052)	7,376	40,910	26,721
Basic and diluted (loss) earnings per share[1]	(0.23)	(0.01)	(1.14)	0.09
(Loss) profit for the period	(41,083)	(1,743)	(197,874)	13,149
Operating cash flow[2,3]	58,316	25,597	168,119	136,387
Operating cash flow per share[2,3]	0.34	0.17	1.01	0.90
Cash and cash equivalents	871,089	851,739	871,089	851,739

Total assets	2,402,766	2,009,348	2,402,766	2,009,348

[1]	Attributable to owners of the Company
[2]	Refer to “Non-IFRS measures” at the conclusion of this press release.
[3]	Before changes in non-cash working capital.

Results for the third quarters of 2011 and 2010 have been presented in accordance with International Financial Reporting Standards (“IFRS”).

Compared to results for the third quarter of 2010 previously reported under Canadian generally accepted accounting standards (“CGAAP”), IFRS profit for the third quarter of 2010 includes additional exploration expenses of $12.7 million related mainly to the Lalor project. Other differences between CGAAP and IFRS and their impact on the company’s financial results are described in HudBay’s interim financial statements for the third quarter of 2011.

During the third quarter of 2011, HudBay recognized $2.5 million ($2.2 million after-tax) in impairment losses related to available-for-sale investments and $5.4 million ($2.9 million after-tax) in impairments in the carrying value of HudBay’s zinc inventory as a result of lower market prices.

On September 9, 2011, HudBay completed the sale of 100% of the company’s interest in the Fenix ferro-nickel project in Guatemala, which has been presented as a discontinued operation. Upon completion of the sale, HudBay recognized a loss on disposal of $22.5 million, including accumulated foreign exchange losses transferred from the foreign currency translation reserve within equity to the income statement. HudBay has also disposed of its Zochem Inc. subsidiary for cash proceeds of approximately US$15 million and recognized an impairment loss of $5.9 million ($5.0 million after-tax) as a result.

In addition, a significant decline in long-term Canadian risk-free interest rates during the third quarter of 2011 resulted in an increase in the present value estimate of the company’s decommissioning and restoration liabilities and required the recognition of a corresponding deferred tax expense of $7.9 million. $19.0 million in deferred tax expense was also recorded as a result of changes to Peruvian mining tax laws during the third quarter.

For additional information on HudBay’s third quarter 2011 financial results, please refer to the Third Quarter 2011 Supplemental Disclosure document at http://media3.marketwire.com/docs/2011Q3SUPPHBM.pdf.

Non-IFRS Measures

Operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this news release because these measures are performance indicators that HudBay uses internally to monitor performance. The company uses these measures to assess how well it is performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. HudBay believes that the inclusion of these measures in the news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess the company’s performance.

These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents calculations of cash flows for the three and nine months ended September 30, 2011 and September 30, 2010.

	Three Months Ended		Nine Months Ended
($000s except share and per share amounts)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Cash generated by operating activities, per financial statements	78,460	18,888	153,116	154,627
Adjustments:
Changes in non-cash working capital	(23,076)	12,061	(20,701)	(5,252)
Changes in non-cash tax receivable	3,930	64	11,498	(15,249)
Changes in non-cash tax payable	(998)	(5,416)	24,206	2,261

Operating cash flow before changes in non-cash working capital	58,316	25,597	168,119	136,387
Weighted average shares outstanding	171,905,912	148,949,050	166,490,423	151,114,563

Operating cash flow per share	$0.34	$0.17	$1.01	$0.90

This measure is intended to provide an indication of HudBay’s operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items and other adjustments).

Under CGAAP, “Changes in non-cash working capital” in the statement of cash flows included changes in taxes payable and receivable (but excluding the effect of OCI items and other adjustments), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows.

This non-IFRS measure generates results that are comparable to HudBay’s previous non-GAAP presentation of Operating cash flow before changes in non-cash working capital.

Cash cost per pound of zinc sold

HudBay’s cash cost per pound of zinc sold, net of by-product credits, for the third quarter of 2011 was negative US$0.66 per pound, representing costs associated with HBMS operations, as calculated in the following table:

	Three Months Ended		Nine Months Ended
($000s except as noted)	September 30 2011	September 30 2010	September 30 2011	September 30 2010
Other cost of sales	120,790	88,156	341,725	341,921
Impairment loss	5,878	—	5,878	—
Selling and other operating expense	1,278	2,708	4,318	4,845

	127,946	90,864	351,921	346,766
Less by-product credits[1]	(161,488)	(106,930)	(468,338)	(415,635)

Cash cost net of by-products	(33,542)	(16,066)	(116,417)	(68,869)
Exchange rate (US $1 to C$)[2]	0.980	1.039	0.978	1.036

Cash cost net of by-products	US (34,227)	US (15,463)	US (119,036)	US (66,476)
Zinc sales (000’s lbs.)	52,000	56,654	163,023	171,389

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US (0.66)	US (0.27)	US (0.73)	US (0.39)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

HudBay’s calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

In the third quarter of 2010, HudBay introduced co-product cash costs as a new non-IFRS measure. The company believes these costs serve as meaningful indicators for investors to evaluate HudBay’s operations.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for HudBay’s Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to HudBay’s HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. Impairment charges on zinc inventory in a period are deducted from cost of sales in order to better match costs as they are incurred with sales; the deducted charges will be added back to cost of sales in future periods when the inventory in question is sold.

In order to present a cost per finished unit sold, the company also adds to these costs third party treatment and refining costs, which are deducted from revenue in HudBay’s financial statements.

HudBay treats zinc oxide production as a by-product of zinc production, so the costs of the Zochem operation are allocated to zinc operating expenses, and zinc oxide revenues are deducted from total zinc cash costs. Similarly, HudBay treats silver production as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either the zinc or copper processing.

While HudBay expects the impact of fluctuating metals prices to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of the company’s polymetallic mines is dependent on the production of all of its principal metals.

Three Months Ended September 30, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	48,645	57,496	14,649	120,790
Impairment loss on zinc inventory	—	(5,351)	—	(5,351)
Treatment and refining costs[1]	7,398	—	2,190	9,588

	56,043	52,145	16,839	125,027
Zinc oxide and by-product revenues	(1,457)	(3,367)	(6,000)	(10,824)

Co-product costs	54,586	48,778	10,839	114,203
Sales volume[2]	33,556	52,002	21,663

Co-product cash costs per unit[2] sold	$1.63	$0.94	$500

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Nine Months Ended September 30, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	120,651	186,284	34,790	341,725
Impairment loss on zinc inventory		(5,351)		(5,351)
Treatment and refining costs[1]	19,426	—	5,817	25,243

	140,077	180,933	40,607	361,617
Zinc oxide and by-product revenues	(19,531)	(20,928)	(19,076)	(59,535)

Co-product costs	120,546	160,005	21,531	302,082
Sales volume[2]	86,036	163,024	62,245

Co-product cash costs per unit[2] sold	$1.40	$0.98	$346

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Three Months Ended September 30, 2010

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	23,810	56,389	7,957	88,156
Treatment and refining costs[1]	3,681	—	920	4,601

	27,491	56,389	8,877	92,757
Zinc oxide and by-product revenues	(641)	(9,302)	(3,362)	(13,305)

Co-product costs	26,850	47,087	5,515	79,452
Sales volume[2]	20,104	56,655	17,085

Co-product cash costs per unit[2] sold	$1.34	$0.83	$323

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Nine Months Ended September 30, 2010

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	119,966	180,467	41,488	341,921
Treatment and refining costs[1]	6,305	—	920	7,225

	126,271	180,467	42,408	349,146
Zinc oxide and by-product revenues	(2,647)	(28,627)	(17,334)	(48,608)

Co-product costs	123,624	151,840	25,074	300,538
Sales volume[2]	85,119	171,391	65,702

Co-product cash costs per unit[2] sold	$1.45	$0.89	$382

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the three and nine months ended September 30, 2011, which are available under HudBay’s SEDAR profile at www.sedar.com and HudBay’s website at www.hudbayminerals.com. All amounts are in thousands of Canadian dollars unless otherwise noted.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/2011MDAQ3HBM.pdf

Financial Statements:

http://media3.marketwire.com/docs/2011FSQ3HBM.pdf

Third Quarter 2011 Supplemental Disclosure

http://media3.marketwire.com/docs/2011Q3SUPPHBM.pdf

Conference Call and Webcast

Date:	Thursday, November 3, 2011
Time:	10 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3414 or 800-814-4859
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4478548#

The conference call replay will be available until midnight (Eastern Time) on November 17, 2011. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Qualified Person

The technical and scientific information in this news release has been prepared by or under the supervision of Cashel Meagher, P.Geo. Mr. Meagher is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its key projects, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, mine life projections, and business and acquisition strategies. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate its key projects on an economic basis and in accordance with applicable timelines, geological and technical conditions, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s Annual Information Form under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action.

Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

Note to United States Investors

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of HudBay’s annual information form for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com